CENTURY COMMUNITIES, INC.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

January 9, 2020

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Century Communities, Inc. and co-Registrant Subsidiary Guarantors
Registration Statement on Form S-4
File No. 333-234782

Request for Acceleration of Effectiveness

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Century Communities, Inc., a Delaware corporation, on behalf of itself and each of the co-registrant subsidiary guarantors (collectively, the “Registrants”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on January 10, 2020, or as soon thereafter as practicable.

The Registrants understand that the staff of the U.S. Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrants of their awareness of their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the registered securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel, Mr. William Wong of Greenberg Traurig, LLP at (310) 586-7858. In addition, it would be greatly appreciated if you could please call Mr. Wong to notify him when the Registration Statement has been declared effective.

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Sincerely,

Century Communities, Inc.

By:	/s/ Dale Francescon
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer

cc:	Robert Francescon, Century Communities, Inc.

David Messenger, Century Communities, Inc.

Mark J. Kelson, Esq., Greenberg Traurig, LLP

William Wong, Esq., Greenberg Traurig, LLP